Exhibit 3.1

EDAP TMS

A stock company (société anonyme)

with a capital of Euros 4,909,123.83

Head office: Parc d’activité- La Poudrette Lamartine

4 rue du Dauphiné

69120 Vaulx en Velin – France

316 488 204 R.C.S Lyon

MEMORANDUM AND ARTICLES OF ASSOCIATION

- BYLAWS -

as amended by the combined ordinary and extraordinary general shareholders’ meeting held on June 26, 2026

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TITLE I

FORMATION - PURPOSE - CORPORATE NAME

REGISTERED OFFICES - DURATION

ARTICLE 1 - FORMATION OF THE COMPANY

A stock company exists between the owners of the shares created hereinafter and those which could be created at a later stage; it is organized and exists under the laws in force and under the following bylaws.

ARTICLE 2 – CORPORATE PURPOSES

The purpose of the Company is:

-

the taking of financial interests under whatever form in all French or foreign groups, companies or businesses which currently exist or which may be created in the future, mainly through contribution, subscription or purchasing of shares, obligations or other securities, mergers, holding companies, groups, alliances or partnerships ;

-	the management of such financial interests ;
-	the direction, management, supervision and coordination of its subsidiaries and interests ;
-	the provision of all administrative, financial, technical or other services ;
-

and generally, all operations of whatever nature, financial, commercial, industrial, civil, relating to property and real estate which may be connected directly or indirectly, in whole or in part, to the company's purposes or to any similar or related purposes which may favor the extension or development of said purpose.

ARTICLE 3 - CORPORATE NAME

The corporate name of the Company is:

EDAP TMS

ARTICLE 4 - REGISTERED OFFICE

The registered office is fixed at: Parc d'activité La Poudrette Lamartine 4 rue du Dauphiné- (F) 69120 Vaulx en Velin - France.

It may be transferred to any other location in France by decision of the Board, subject to ratification of such decision by the next ordinary shareholders' meeting, and anywhere else by virtue of a resolution of the extraordinary shareholders' meeting.

In the event of a transfer decided by the Board, the latter is authorized to amend the bylaws and to carry out the resulting publicity and filing formalities, provided that it is stated that the transfer is subject to the ratification referred to above.

ARTICLE 5 - DURATION

The duration of the Company is sixty (60) years as of the date of incorporation of the Company recorded in the Trade and Corporate Registry unless an anticipated dissolution or a prorogation is decide as provided for in these bylaws.

TITLE II

REGISTERED CAPITAL

ARTICLE 6 - REGISTERED CAPITAL

The registered capital is fixed at the amount of four million nine hundred and nine thousand one hundred and twenty-three euros and eighty-three cents (Euros 4,909,123.83) divided into thirty-seven million seven hundred and sixty-two thousand four hundred and ninety-one (37,762,491) shares with a nominal value of thirteen cents (Euros 0.13) each, fully paid up.

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ARTICLE 7 - INCREASE OF THE REGISTERED CAPITAL

The registered capital may be increased pursuant to applicable law, subject to report by the Board, by a resolution of the general meeting of the shareholders adopted in accordance with the quorum and majority requirements under applicable law.

The registered capital may be increased by any means and in any manner. The general meeting of shareholders may delegate to the Board its authority to resolve to increase the registered capital within the limits set by such meeting, or the powers necessary to carry out, in one or more times, the issuance of all or any class of securities, to determine the amount or amounts thereof, to certify the completion thereof, to effect any reduction or amortization of the registered capital, and to amend the bylaws accordingly. The shareholders shall have, in proportion to the number of shares they hold, a preemptive right to subscribe for shares and other securities issued by the Company, which right shall be governed by the provisions of applicable law and may be waived by the general meeting of shareholders in accordance with applicable law. The shareholders may individually waive or assign such right, it being specified that any waiver in favor of a named person or any assignment thereof shall comply with relevant applicable law and by these bylaws.

ARTICLE 8 - CAPITAL REDUCTION

The registered capital may be reduced in compliance with applicable by law, subject to report by the Board, by the general meeting of the shareholders acting under the quorum and majority requirements under applicable law, by means of a reduction in the number of shares or their par value.

TITLE III

SHARES

ARTICLE 9 – PAYMENT OF THE SHARES

At the time of capital increase, the shares to be subscribed in cash must be paid up of at least one fourth at the time of the subscription. The balance of payments shall be paid within a maximum of five years, as of the day on which the capital increase shall have become effective, in one or several times, at the times and in the proportions determined by the Board. The calling up of capital contributions shall be communicated to the shareholders by registered letter at least fifteen days prior to the date fixed for each payment.

The subscription price for shares issued for cash pursuant to capital increases may be paid up, in whole or in part, by way of set-off against liquidated and due claims held by the subscriber against the Company.

The Board may authorize at any time the shareholders to prepay the amount of their shares which are not yet called up.

Should the shareholders not proceed with the payments on the set dates, the interest of the amount of these payments shall run by law for each day of delay at a rate of 12% per annum as of the date of payment fixed in the registered letter above mentioned and without a claim or formal notice being necessary.

If within the period fixed at the time of calling up the capital, some shares have not been paid up from the required payments, the Company may, one month after a special formal individual notice notified to the defaulting shareholder - by registered letter or extra judicial writ – offer, to the other shareholders, the shares to be paid up by registered letter sent to each of them.

To implement this preemptive right, the Board shall have, upon the expiration of the fixed time limit, at the time of the calling up of capital, to offer to the shareholders the shares to be paid up by registered letter sent to each of them.

If several shareholders are purchasers, the shares shall be distributed among them in proportion to their rights in the Company.

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If such a proportional distribution is not possible, the remaining shares shall be distributed through draw lots.

If within a time limit of one month further to the shareholders having been warned, some shares are still not paid up, the Company may sale them within the terms and conditions stipulated under article R.228-24 of the French Commercial Code.

The sale of the shares shall be carried in public auctions by a stock broker or a public notary. For such purpose, the Company shall publish in a legal gazette within the department of the registered offices, at least thirty days further to the notice scheduled in the previous paragraph, a notice concerning the sale of the shares. It shall inform the debtor and, if any, its co-debtors, of the sale by a registered letter containing indications on the date and the issue number of the gazette in which the publication has been made. The sale of the shares may not take place less than fifteen day as from the sending of the registered letter.

The Company shall be entitled to the net proceeds of the sale up to the due amount and shall be deducted from the principal amount and interests due by the defaulting shareholder before the reimbursement of the costs incurred by the company to realize the sale. The defaulting shareholder remains debtor or benefits from the difference.

Upon the expiration of the time limit as scheduled in the fifth paragraph above, the shares not paid up from the required payments shall stop permitting the admission and the voting rights in shareholders meetings and shall be deducted for the counting of the quorum. The right to the dividends and the preferential right of subscription shall be suspended. If the shareholder pays up the principal sum and its interests, he/she may ask for the payment of non prescribed dividends but he/she may not exercise an action under a preferential right of subscription to a capital increase after the expiration of the time limit fixed for the exercise of that right.

ARTICLE 10 – LEGAL FORM AND CONDITIONS OF VALIDITY OF SHARES

The shares are compulsorily issued by the Company as registered shares and are materialized through a registration into the accounts of the Company.

The share accounts are kept under the conditions and terms provided by law, by the Company or any other authorized Agent the name or denomination and address of which shall be published in the "Bulletin des Annonces Légales Obligatoires" (Bulletin for compulsory legal announcements).

The share accounts mention:

-	the identification data of natural persons or legal entities in the name of whom they have been opened and, if any, the legal nature of their rights or incapacities ;
-	the name, the category, the number and, if any, the nominal value of the registered shares;
-	the restrictions which may concern these shares (pledge, escrow account, etc...).

Whenever the shares are not fully paid upon subscription, the payments on these shares are put in and witnessed as such by a certificate.

Each share gives right to a part of the ownership of the Company's assets, in proportion with the number of issued shares. Besides, it gives right to a part of profits as stipulated under Article 27 hereinafter.

Shareholders are only responsible up to the amount of shares they possess and above that amount, any calling up of capital is forbidden. They cannot be subject to any restitution of interests or dividends which were regularly distributed.

ARTICLE 11 - SHARE TRANSFERS

Shares may be freely traded under the conditions defined by law. In the event of a capital increase, the shares may be traded from the completion thereof.

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Shares shall remain negotiable following the Company’s dissolution, and until the closing of its liquidation.

ARTICLE 12 - INDIVISIUM OF SHARES - SEALS

In respect of the Company the shares are indivisible. Joint owners of a share shall be represented before the Company by a single person they shall have appointed further to a common agreement.

Whenever the ownership of several shares shall be necessary to exercise any right whatsoever and in particular to exercise the preferential right as here above provided for, or still, in the case of exchange or attribution of the shares further to an operation such as: capital reduction, capital increase by incorporation of reserves, merger, entitling to a new share against providing existing shares, isolated shares or shares in a number lower than the one required shall grant no right to the holder against the Company ; shareholders shall be personally responsible for the regrouping of the necessary number of shares.

The heirs, representatives or creditors of a shareholder shall under no circumstances whatsoever neither call for the seals on the Company's assets and documents requesting the partition or the sale by auction of a lot held by indivisium, nor interfere in whatever manner in its management ; they must - for the exercise of their rights - refer to the corporate inventories/ books and the decisions from the General Meeting.

All shares which form or shall form the registered capital shall always be assimilated to one another as regards tax costs. Consequently, all duties and taxes which for whatever reason could - with respect to any reimbursement of capital of these shares, or more generally, any distribution of their profit become claimable for only some of them, either during the existence of the Company or during its winding-up, shall be distributed among all shares representing the capital at the time of that or those reimbursements or distributions in such a way that all current or future shares shall confer on their owners - whilst taking into account the nominal amount of shares and rights not amortized of different categories, the same effective privileges giving them the right of receiving the same net amount.

TITLE IV

MANAGEMENT OF THE COMPANY

ARTICLE 13 – BOARD OF DIRECTORS

The Company is managed by a board of directors (the “Board”) made up of individuals or legal persons (the “Directors”) whose number is determined by the Ordinary Shareholders Meeting within the limits provided for by the law.

A legal entity must, at the time of its appointment, designate an individual who will be its permanent representative at the Board. The duration of the office of this permanent representative is the same as that of the Director legal body he/she represents. In the event the legal body revokes its permanent representative, it must replace said representative immediately. The same rules apply in case of death or resignation of the permanent representative.

The Directors’ term of office is two (2) years. The tenure of a Director shall terminate at the close of the Ordinary General Shareholders Meeting that meets to vote upon the accounts of the preceding fiscal year and is held in the year during which the term of office of said Director comes to an end.

The Directors may always be re-elected, they may also be revoked at any time by the Shareholders' General Meeting.

An individual person cannot to hold more than five positions as a member of a Board or a member of a supervisory board in companies registered in France; the directorship held in controlled companies (as defined by article L.233-16 of the French Commercial Code) by the Company, are not taken into account.

In case of death or resignation of one or several Director(s), the Board may make (a) provisional appointment(s), even between two General Shareholders Meetings.

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Any such provisional appointment(s) made pursuant to the previous paragraph need to be ratified by the next following Ordinary Shareholders' General Meeting.

Failing ratification, the resolutions and acts approved beforehand by the Board remain nonetheless valid.

When the number of Directors falls below the compulsory legal minimum, the remaining Directors must summon immediately the Ordinary General Shareholders Meeting, in order to reach the full complement of the Board.

Any Director appointed in replacement of another Director whose tenure has not expired remains in office only for the remaining duration of the tenure of his predecessor.

An employee of the Company may be appointed as a Director. His/her contract of employment must however correspond to an effective work. In this case, he/she does not loose the benefit of his/her employment contract.

The number of Directors who are also linked to the Company by an employment contract can not exceed one third of the Directors in office or five members.

Directors cannot be more than eighty five years old. In case one of the Directors reaches this limit during his/her office, the older Director is automatically considered as having resigned at the next General Shareholders Meeting.

ARTICLE 14 - MEETINGS OF THE BOARD

14.1. The Board meets as often as the interests of the Company require.

14.2. The Chairman summons the Directors to the Meetings of the Board. The notification of the Meetings may be made by all means, whether oral or written.

Furthermore, any Director or the Chief Executive Officer may validly request that the Chairman convene the Board of Directors. In such case, they shall specify the agenda for the meeting. In the event of the Chairman's failure to act, the relevant director or the Chief Executive Officer shall have the authority to convene the Board of Directors and set the agenda for the relevant meeting.

The meeting takes place either at the registered office or at any other place in France or abroad.

14.3. For the resolutions of the Board to be valid, at least one half of its members must be present or deemed present.

Unless otherwise provided in the charters that may be adopted by the Board, Directors who participate in a meeting of the Board by means of telecommunication permitting their identification and ensuring their effective participation, in accordance with applicable law, shall be deemed present for purposes of determining quorum and majority.

The charters of the Board of Directors may provide that certain decisions may not be taken at a meeting held under such conditions.

Any decision granting options to purchase new or existing shares of the Company to a Director who is also an employee, to the President or to the Chief Executive Officer of the Company (when he/she is also a Director), within the framework of an authorization given by the Extraordinary Shareholders' General Meeting, pursuant to articles L.225-177 et seq. of the French Commercial Code, shall be taken by a majority vote among the Directors who are present or represented. The concerned Director as well as any other Director who is likely to be granted similar options cannot take part in the vote.

The resolutions of the Board shall be taken at a majority vote; in case of a tie, the chairperson of the meeting has the casting vote. Decisions of the Board may also be made by written consultation of the Directors,

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including by electronic means, it being specified that any Director may object to the use of this method of consultation. Directors wishing to exercise their right of objection must provide written notice (including by electronic means) no later than two (2) business days following receipt of the text of the proposed resolutions and the voting form. The Board may then be reconvened in accordance with the provisions of Article 14.2 above.

When the decision is taken by written consultation, the text of the proposed resolutions accompanied by a voting form is sent by the Chairman to each member of the Board by electronic means (with acknowledgement of receipt).

The directors have a period of three working days following receipt of the text of the proposed resolutions and the voting form to complete and send to the Chairman by electronic means (with acknowledgement of receipt) the voting form, dated and signed, by ticking a single box for each resolution corresponding to the meaning of their vote.

If no box or more than one box has been ticked for the same resolution, the vote will be null and void and will not be taken into account for the calculation of the majority for the relevant resolution.

Any director who has not responded within the above time period shall be considered absent and his or her vote shall not be counted for the purpose of calculating quorum and majority.

During the response period, any director may request any additional explanations from the initiator of the consultation.

Within five working days following receipt of the last ballot, the Chairman shall draw up and date the minutes of the deliberations, to which the ballots shall be annexed and which shall be signed by the Chairman and a director having participated in the written consultation.

Directors may vote by correspondence in connection with any meeting of the Board.

A voting form complying with the provisions of article R. 225-51 of the French Commercial code shall be sent electronically to each Director who so requests by email (with acknowledgment of receipt), together with the text of the proposed resolutions and any other document necessary for the Director's information.

Directors wishing to vote by correspondence must complete and send their electronic voting form to the Chairman of the Board before the deadline indicated on the form. Votes cast by correspondence by any means other than the voting form, or after the expiration of the specified deadline, shall not be taken into account for the purposes of calculating quorum and majority.

The form must be dated and signed and, for each resolution, the Director must check a single box corresponding to the meaning of his or her vote. If no box or more than one box is checked for a given resolution, the vote shall be null and void and shall not be taken into account for the purposes of calculating the majority for the relevant resolution. Directors may express their position in the space provided for that purpose on the form.

Any Director present at the meeting may validly confirm or change the meaning of a vote previously cast by correspondence.

Votes cast by correspondence shall be communicated to the Board and taken into account in the deliberations.

Voting forms received shall be appended to the minutes drawn up after the relevant meeting.

14.4. Any Director may grant a proxy – by any written means (including by email) – to any other Director to represent him/her at a Board Meeting; however, each Director is not allowed to have more than one proxy per meeting.

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14.5. The copies or abstracts of the minutes of the Board are certified by the Chairman of the Board, the Chief Executive Officer, the Director temporarily delegated in the duties of President or by a representative duly authorized for that purpose.

The register may be kept and the minutes drawn up in electronic form; in this case, the minutes are signed by means of an electronic signature which at least meets the requirements for an advanced electronic signature. The minutes are dated electronically by a time-stamping means offering any guarantee of proof.

The attendance register can be kept in electronic form; in this case, the register is signed by means of an electronic signature which at least meets the requirements for an advanced electronic signature. The register is dated electronically by a time-stamping means offering any guarantee of proof.

ARTICLE 15 - POWERS OF THE BOARD

The Board defines the orientations of the Company's activity and supervises their implementation. Within the limits set out by the corporate purposes, and the powers expressly granted by law to the General Shareholders Meeting, the Board may deliberate upon the business of the Company and take any decisions thereof.

ARTICLE 16 - CHAIRMAN

The Board elects one of its members as Chairman of the Board, who must be an individual. The Board determines the duration of the office of the Chairman: it cannot exceed that of his/her office as a Director. The Board may revoke the Chairman at any time. The remuneration of the Chairman is decided by the Board.

The Chairman represents the Board and organizes its work. The Chairman is responsible for the good functioning of the Company's organization and, in particular, has to check the ability of the Board members to perform their mission.

The Chairman of the Board cannot be over eighty-five years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered as having resigned. However, his/her tenure is extended until the next Board of Directors Meeting, during which his/her successor shall be appointed. Subject to this provision, the Chairman of the Board may always be re-elected.

ARTICLE 16 bis - CHIEF EXECUTIVE OFFICER

The general management of the Company is performed, under his responsibility, either by the Chairman of the Board or by another individual, elected by the Board and bearing the title of Chief Executive Officer.

The choice between these two methods of management belongs to the Board and must be made as provided for by these bylaws.

Shareholders and third parties are informed of this choice under legal and regulatory conditions.

The Chief Executive Officer is vested with the most extensive powers to act under all circumstances on behalf of the Company, within the limits set out by the corporate purposes, and subject to the powers expressly granted by law to the Board and the General Shareholders Meeting.

The Chief Executive Officer represents the Company with third parties. The Company is bound by the acts of the Chief Executive Officer overcoming the corporate purposes, unless proven that the third party knew such act overcame the corporate purposes or could not ignore so in light of the circumstances; yet, the sole publication of the bylaws is not enough to constitute a sufficient evidence thereof.

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The remuneration of the Chief Executive Officer is decided by the Board. The Chief Executive Officer can be revoked at any time by the Board. If this revocation is not justified, damages may be allocated to the Chief Executive Officer, except when the Chief Executive Officer is also the Chairman of the Board.

Pursuant to article 706-43 of the French criminal proceedings Code, the Chief Executive Officer may validly delegate to any person he/she chooses the powers to represent the Company within the framework of criminal proceedings which might be taken against the Company.

The Chief Executive Officer may not hold another position as Chief Executive Officer or member of a Supervisory Board in a company registered in France except when (i) such company is controlled (as referred to in article L.233-16 of the French Commercial Code) by the Company and (ii) when this controlled company’s shares are not quoted on a regulated market.

The Chief Executive Officer cannot be over seventy years old. In case the Chief Executive Officer reaches this limit during his/her tenure, he/she will automatically be considered as having resigned. However, his/her tenure is extended until the next Board meeting, during which his/her successor shall be appointed.

ARTICLE 17 - DEPUTY CHIEF EXECUTIVE

Upon the Chief Executive Officer’s proposal, the Board may appoint one or several individual(s) as Deputy Chief Executive(s) with the aim of assisting the Chief Executive Officer.

The Deputy Chief Executive may be revoked at any time by the Board, upon proposal of the Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board shall determine the scope and duration of the powers delegated to the Deputy Chief Executive. The remuneration of the Deputy Chief Executive is decided by the Board.

Towards third parties, the Deputy Chief Executive has the same powers as the Chief Executive Officer, among which the ability to represent the Company in court.

The Deputy Chief Executive Officer cannot be over seventy years old. In case a Deputy Chief Executive Officer would reach this limit during his/her office, he/she would automatically be considered as having resigned. However, his/her office is extended until the soonest Board meeting, during which his/her successor shall be appointed.

In any case, the maximum number of Deputy Chief Executive(s) cannot exceed five.

ARTICLE 18 - AGREEMENTS SUBJECT TO AUTHORIZATION

18.1. Securities, endorsement of drafts and guarantees provided for by the Company shall be authorized by the Board in compliance with the conditions provided for by the law.

18.2. According to the provisions of article L. 225-38 of the French Commercial Code, any agreement to be entered into - either directly or indirectly or through an intermediary - between the Company and one of its Directors, its Chief Executive Officer or Deputy Chief Executive, one of its shareholders holding more than 10% of the voting rights or, if it is a company, the company controlling it (as referred to in article L. 233-3 of the French Commercial Code) is subject to a prior authorization of the Board. The same authorization applies to the agreements in which these persons are indirectly interested.

The same shall apply for agreements between the Company and another company, whenever one of the Directors, Chief Executive Officer(s) or Deputy Chief Executive(s) of the Company is the owner, a partner

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with unlimited liability, a manager, Director, member of a supervisory board or more generally an officer of said company.

However, such provisions do not apply to agreements entered into in the ordinary course of business and on arm's length terms, or to agreements entered into between two companies of which one holds, directly or indirectly, the entire share capital of the other, after deduction, where applicable, of the minimum number of shares required to meet the requirements of article 1832 of the French Civil Code or articles L. 225-1, L. 22-10-1, L. 22-10-2 and L. 226-1 of the French Commercial Code.

Pursuant to the provisions of article L. 225-40 of the French Commercial Code, any person directly or indirectly involved in an agreement must inform the Board as soon as he or she becomes aware of an agreement to which article L. 225-38 of the French Commercial Code is applicable. The interested party, being a member of the Board, may not take part in the deliberations or vote on the requested authorization.

The Chairman of the Board informs the Statutory Auditor, if any, of all agreements authorized and entered into, and submits them to the Shareholders' Meeting for approval.

The Statutory Auditor or, if no Statutory Auditor has been appointed, the Chairman of the Board, present a special report on these agreements to the Shareholders' Meeting, which votes on the report.

Any person directly or indirectly interested in the agreement may not take part in the vote. His/her shares are not taken into account for the calculation of the majority.

ARTICLE 19 - PROHIBITED AGREEMENTS

Directors who are not legal bodies are prohibited from taking out loans from the Company, under any form whatsoever, from getting an overdraft on a current account or otherwise, and benefiting from a guarantee from the Company for the agreements they have entered into with third parties.

The same prohibition applies to Chief Executive Officer, Deputy Chief Executives and to permanent representatives of the Directors legal bodies. It also applies to spouses, ascendants and descendants of the persons referred to in the previous paragraph, as well as to any interposed person.

TITLE V

AUDITORS

ARTICLE 20 - AUDITORS

The audit of the Company shall be conducted, subject to applicable law, by one or more Statutory Auditors meeting the legal eligibility requirements. Where the legal conditions are satisfied, the Company shall appoint at least two statutory auditors.

Each Statutory Auditor shall be appointed by the ordinary general meeting of shareholders.

The ordinary general meeting of the shareholders shall appoint, in the cases provided for by law, one or more alternate Statutory Auditors to replace the incumbent auditors in the event of refusal, incapacity, resignation, or death.

If the ordinary general meeting of the shareholders fails to appoint a Statutory Auditor, any shareholder may petition a court of competent jurisdiction for such appointment, provided that the Chairman of the Board has been duly notified. The term of office of the Statutory Auditor so appointed shall expire upon the appointment of one or more Statutory Auditors by the ordinary general meeting of the shareholders.

The Auditor appointed to replace another shall only remain in service until the expiration of the mandate of his predecessor.

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Auditors are indefinitely re-eligible.

One or several shareholders representing at least one twentieth of the registered capital may ask in court the objection to one or several Auditors appointed by the meeting and the designation of one or several other Auditors who shall provide their services replacing the objected Auditors. Under penalty of unacceptability of the request, the latter shall have to be made before the President of the Commercial Court who shall rule in chambers within a period of thirty days as from the rejected nomination.

The Auditors must be called at the Board meeting during which the accounts of the ended financial year shall be closed and at all shareholders meetings.

ARTICLE 21 - EXPERTISE

One or several shareholders representing at least one twentieth of the registered capital may ask to the President of the Commercial Court to rule in chambers to designate an expert in charge of presenting a report on one or several management operations.

The report from the expert possibly appointed must be sent to the petitioners, to the Board, to the Ministère Public ("Attorney General"), to the Labor Committee; it shall also be attached to the report from the Auditor(s) prepared for the forthcoming General Meeting and should be granted the same advertising.

TITLE VI

GENERAL MEETINGS

ARTICLE 22 - GENERAL RULES

Collective decisions of the shareholders are taken in Ordinary, Extraordinary or Special Shareholders' Meetings depending on the nature of the decisions they are called upon to take. Ordinary, Extraordinary and Special Shareholders' Meetings exercise their respective powers in accordance with the law.

Shareholders' Meetings are convened and held in the conditions, form and timeframe set by law.

Meetings are held at the registered office or at any other location specified in the notice of meeting.

The right to participate in Shareholders' Meetings is governed by the legal and regulatory provisions in force.

Any shareholder, regardless of the number of shares it owns, has the right to attend Shareholders' Meetings and to participate in the deliberations, in person, by proxy or by remote voting, under the conditions and within the time limits provided for by the regulations in force.

The right to participate in Shareholders' Meetings shall be evidenced by the registration of shares in the name of the shareholder as of 12:00 a.m. (Paris time) on the fifth (5th) business day preceding the Shareholders' Meeting.

Shareholders may, in accordance with the conditions laid down by the regulations in force, send in their postal voting form for any Shareholders' Meeting, either in paper form or, if the Board so decides in the notice of meeting, by remote transmission.

The Board may organize, in compliance with applicable laws and regulations, the participation and voting of the shareholders at Shareholders' Meeting by videoconference or by other means of telecommunication that allow for their identification, as a supplement to or to the exclusion of any other method of participation. If the Board decides to exercise this option for a given Shareholders' Meeting, such decision of the Board shall be stated in the notice of the relevant meeting. However, with respect exclusively to Extraordinary Shareholders' Meeting, one or more shareholders representing at least 25% of the share capital may object to the exclusive use of a means of telecommunication allowing for their identification. This right of objection shall be exercised after the publication of the notice of meeting, in accordance with applicable laws.

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Shareholders participating in Shareholders' Meeting through a means of telecommunication allowing for their identification shall be deemed present for the purposes of calculating quorum and majority requirements.

Shareholders who use the electronic voting form offered on the website set up by the meeting's centralizing agent are deemed to be present. The electronic form can be entered and signed directly on this site by means of an identification code and a password. The proxy or vote thus expressed before the Meeting by this electronic means, as well as the acknowledgement of receipt thereof, will be considered as non-revocable writings and binding on all.

Postal voting forms and proxies given to be represented at a Meeting may include an electronic signature of the shareholder or of his legal or judicial representative in the form of a process that complies with the requirements of article 1316-4 paragraph 2 of the Civil Code, i.e. a reliable identification process that guarantees its link with the act to which it relates.

All shareholders have the right to obtain the documents necessary to enable them to make fully informed decisions on the management and operation of the Company.

The nature of these documents and the conditions under which they are sent or made available are determined by law and regulations.

Meetings are chaired by the Chairman of the Board or, in his absence, by the Chief Executive Officer, by a Chief Operating Officer if he is a director, or by a director specially delegated for this purpose by the Board. Failing this, the Meeting shall elect its own Chairman.

The functions of scrutineers are performed by the two shareholders, present and accepting these functions, who have, both by themselves and as proxies, the greatest number of votes.

The bureau appoints the secretary, who may be chosen from outside the shareholders.

An attendance sheet is kept under the conditions provided for by law.

The minutes are drawn up in accordance with the law. Copies or extracts of the minutes of the Meeting are validly certified by the Chairman of the Board, by a director exercising the functions of Chief Executive Officer or by the Secretary of the Meeting.

ARTICLE 23 - EXTRAORDINARY GENERAL MEETINGS

The Extraordinary Shareholders' Meeting convened on the first or second notice of meeting may only validly deliberate if the shareholders present or represented hold at least 33⅓ of the shares with voting rights.

Decisions of the Extraordinary Shareholders' Meeting are taken by a two-thirds majority of the votes cast by the shareholders present or represented. The votes cast do not include those attached to shares for which the shareholder has not taken part in the vote, has abstained or has voted blank or invalid.

ARTICLE 24 - ORDINARY GENERAL MEETINGS

The Ordinary Shareholders' Meeting convened on the first or second notice of meeting may only validly deliberate if the shareholders present or represented hold at least 33⅓ of the shares with voting rights.

Decisions of the Ordinary General Meeting are taken by a majority of the votes cast by the shareholders present or represented. The votes cast do not include those attached to shares for which the shareholder has not taken part in the vote, has abstained or has voted blank or invalid.

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TITLE VII

INVENTORIES - PROFITS – RESERVES

ARTICLE 25 - COMPANY’S FISCAL YEAR

Each fiscal year shall cover a period of twelve months starting on January 1st and ending on next December 31st.

ARTICLE 26 - INVENTORY – ACCOUNTS

Regularly accounting of corporate operations is held in compliance with Law.

At the end of the each fiscal year, the Board draws up an inventory and the financial statements.

When required by law, it shall prepare a management report containing the disclosures required by law.

All these documents are made available to the disposal of the Auditors (if any has been appointed) according the provisions set forth by the law.

ARTICLE 27 - FIXING, ALLOCATION AND DISTRIBUTION OF PROFITS

On the profit of each fiscal year subject to reduction of the amount of the previous law, an amount equal to 5 % of it shall be allocated in order to constitute the legal funds ; such allocation is no longer compulsory when the said funds amount to 10 % of the registered capital ; should the amount of the legal funds become inferior of the registered capital, such allocation should have to be implemented.

The General Meeting may allocate any amount to the appropriation of all optional, ordinary or extraordinary funds or carrying it forward.

The profit of the fiscal year reduced by the amount of previous losses and by the amount to be allocated to the reserves according any legal provisions or bylaws and increased by the amount of the carried forward profit constitutes the distributable profit.

Further to the approval on the financial statement and the determination of the distributable amounts, the General Meeting decides the amount of the dividends to be distributed to the shareholders. The General Meeting may also decide on the distribution of amounts appropriated from the reserves it has available either to provide or complete dividends or as extraordinary distribution ; in such a case, the decision shall expressly indicate the reserve items from which the distributions are made. However, the dividends have to be priorly distributed from the distributable profit of the current fiscal year.

ARTICLE 28 - PAYMENT OF DIVIDENDS

The terms and conditions of payment of dividends voted by the General Meeting are decided by the relevant meeting or, failing such decision, by the Board. However, the payment must occur within a period which can not exceed nine months from the end of the fiscal year unless a court decision authorizes an extension of such time limit for payment.

Dividends which are not claimed within five years from their maturity date shall be bared.

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TITLE VIII

EXTENSION - DISSOLUTION - WINDING UP

ARTICLE 29 - EXTENSION

At least one year prior to the expiration date of the Company, the Board must convene a Extraordinary Shareholders' General Meeting to decide the prorogation of the Company; such prorogation may not exceed 99 years.

Failing such Extraordinary Shareholders' General Meeting, any shareholder may fifteen days further to a formal notice sent to the Chairman of the Board, by registered letter remaining unsuccessful, request from the courts the appointment of a Agent in charge of convening the meeting here above.

ARTICLE 30 - DISSOLUTION

The Extraordinary Shareholders' Meeting may, at any time, decide the accelerated dissolution of the Company.

If - as a consequence of the losses showed by the Company's accounts, the net assets of the Company are reduced below one half of the registered capital of the Company, the Board must, within four months from the approval of the accounts showing this loss, convene an Extraordinary Shareholders' General Meeting in order to decide whether the Company should be dissolved before its statutory term.

If the dissolution is not declared, the company is required to, at the latest at the closing of the second fiscal year following that which has showed the losses, restore the net assets up to an amount at least equal to one half of the capital or, subject to the legal provisions concerning the minimum capital of sociétés anonymes, reduce its capital by the necessary amount so that the amount of net assets is at least equal to one half of the capital.

If, before the expiry of the term mentioned above, the net assets have not been restored up to an amount at least equal to one half of the capital while the capital is greater than the threshold set forth by the applicable legal provisions, the company is required to, at the latest at the closing of the second fiscal year following the expiry of such term, reduce its capital, subject to the legal provisions concerning the minimum capital of sociétés anonymes, by the necessary amount so that the amount of capital is lower than or equal to this threshold.

If, pursuant to the preceding paragraph, the Company has reduced its share capital without its shareholders' equity having been restored and subsequently carries out a capital increase, it shall return to compliance with the provisions of the preceding paragraph before the close of the second fiscal year following the fiscal year in which such capital increase took place.

In the absence of a Shareholders’ Meeting, or in the event that such Meeting was unable to validly deliberate, any interested party may petition the court for the dissolution of the Company. The same shall apply if the provisions of the fourth paragraph above have not been complied with. In all cases, the court may grant the Company a maximum period of six (6) months to cure the situation. The court may not order the dissolution if, on the date on which it rules on the merits, such cure has been effected.

The Company is in liquidation at the time of its dissolution, whatever the reason. Its legal personality remains for the needs of the liquidation until it is closed.

During the liquidation, the General Meeting keeps the same powers as when the Company existed.

The shares remain negotiable until the liquidation is closed.

The dissolution of the Company is opposable to third parties only as from the date when the dissolution is published at the Trade and Corporate Registry.

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ARTICLE 31 - WINDING UP

The winding up of the Company shall be carried out in compliance with applicable laws, including articles L.237-1 to L.237-31 of the French Commercial Code.

Further to the extinction of the liabilities, the reimbursement of the shares nominal (registered) capital shall be carried out. The liquidation bonus shall be distributed to the shareholders in a due proportion of their respective rights.

TITLE IX

DISPUTES - ELECTION OF DOMICILE

ARTICLE 32 - DISPUTES

Any disputes arising during the existence or the winding up of the Company either between the shareholders and the company or between the shareholders themselves and related to corporate matters shall be submitted to the Courts of the location of the registered office.

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